UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIRONA DENTAL SYSTEMS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(TITLE OF CLASS OF SECURITIES)

82966C103

(CUSIP NUMBER OF CLASS OF SECURITIES)

JONATHAN FRIEDMAN, ESQ.

GENERAL COUNSEL

30-30 47TH AVENUE, SUITE 500

LONG ISLAND CITY, NEW YORK 11101

(718) 482-2011

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Incorporated herein by reference is Sirona Dental System, Inc.’s (the “Company”) Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for its Annual Meeting of Stockholders to be held on February 25, 2009 (the “Proxy Statement”). At the annual meeting, the Company will ask its stockholders to approve an amendment to the Company’s 1996 Stock Option Plan to permit a voluntary option exchange program (the “Option Exchange Program”). The Proxy Statement includes a description of the Option Exchange Program, which will only be commenced, if at all, following approval of the amendment to the 1996 Stock Option Plan by the Company’s stockholders. The Proxy Materials do not constitute an offer to holders of our outstanding stock options to exchange those options.

The tender offer described in the Proxy Statement has not yet commenced. At the time the Option Exchange Program has commenced, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

On December 18, 2008, the Company commenced an offer (the “Prior Offer”) by the Company to its eligible employees and consultants to exchange certain stock options to purchase shares of its common stock, par value $0.01 per share, with exercise prices equal to or greater than $21.32 per share, issued and outstanding under the Sirona Dental Systems, Inc. Equity Incentive Plan (the “2006 Plan”), for replacement options issued under the 2006 Plan representing the right to purchase fewer shares, at an exercise price equal to the closing price of the Company’s common stock on the NASDAQ Global Select Market on the date of grant. The Prior Offer was not required to be approved by the Company’s shareholders under the terms of the 2006 Plan. The Prior Offer expired January 21, 2009 and pursuant to the Prior Offer, the Company accepted for exchange options to purchase an aggregate of 1,000,500 shares of its common stock, representing 95% of the 1,041,500 shares underlying the options that were eligible to be tendered in the Prior Offer. In accordance with the terms and conditions of the Prior Offer, effective January 21, 2009 the Company granted replacement options to purchase 421,428 shares of common stock with an exercise price of $11.73 per share in exchange for such tendered options.

ITEMS 1-11, 13.

Not applicable.

ITEM 12.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

99.1	Definitive Proxy Statement for 2008 Annual Stockholders Meeting (filed with the Securities and Exchange Commission on January 28, 2009 and incorporated herein by reference).